FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP

666 FIFTH AVENUE, 31ST FLOOR

NEW YORK, NEW YORK 10103-3198

WWW.FULBRIGHT.COM

WNIMETZ@FULBRIGHT.COM	TELEPHONE:	(212) 318-3000
DIRECT DIAL: (212) 318-3384	FACSIMILE:	(212) 318-3400

June 9, 2009

VIA EDGAR AND FEDEX

Ms. Barbara C. Jacobs

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-3561

Re:	Medidata Solutions, Inc.
Registration Statement on Form S-1
Filed January 26, 2009
File No. 333-156935

Dear Ms. Jacobs:

On behalf of Medidata Solutions, Inc. (the ”Registrant”), we hereby submit to you Amendment No. 4 (“Amendment No. 4”) to the Registrant’s above-referenced Registration Statement on Form S-1 (the ”Registration Statement”), which reflects changes made in response to the comments of the staff (the ”Staff”) of the Securities and Exchange Commission (the ”Commission”) contained in your letter dated June 8, 2009 to Tarek A. Sherif, pertaining to Amendment No. 3 to the Registration Statement. We also made a few other minor changes which are reflected in Amendment No. 4.

All responses to the Staff’s comments set forth in this letter are submitted on behalf of the Registrant at its request. All responses to accounting comments were prepared by the Registrant in consultation with its independent auditors. To facilitate your review, we have set forth in this letter each of the Staff’s comments with the Registrant’s corresponding response below. We have marked the enclosed Amendment No. 4 to show changes and all references to page numbers in the Registrant’s responses below pertain to the page numbers in the marked version of Amendment No. 4 submitted herewith.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 9, 2009

Amendment No.3 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation

Significant Factors, Assumptions and Methodologies Used in Determining the Fair Value of our Capital Stock, page 46

1.	You indicate that between March 31, 2009 and May 31, 2009 you granted stock options with exercise prices ranging from $15.70 to $20.58 per share. Please revise your disclosure to indicate that these options were granted during the twelve months ended March 31, 2009 and subsequently through May 31, 2009.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. Please see page 49 of Amendment No. 4.

2.	Your disclosure on page 49 indicates that the valuation performed at March 31, 2009 resulted in a fair value of $15.43 per common share. However, your disclosure on page 48 indicates the valuation at March 31, 2009 resulted in an estimated fair value per common share of $15.70. Please revise your disclosure to resolve this discrepancy.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. Please see page 49 of Amendment No. 4.

Executive Compensation

Compensation Discussion and Analysis

2009 Plan Awards at IPO, page 91

3.	Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation. In particular, we note minimal discussion and analysis of how the Committee determined specific equity awards to be granted pursuant to the 2009 Long-Term Incentive Plan. Although we do note your general discussion of Committee considerations in determining stock option grants, there is no discussion of Committee considerations for determining grants of restricted stock. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for both stock option and restricted stock grants. Refer to Instruction 2 to Item 402(b) and paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 9, 2009

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. Please see pages 91 and 92 of Amendment No. 4.

Principal and Selling Stockholders, page 98

4.	We note that you have added a selling shareholder component to your offering in this amendment. For all selling shareholders that are legal entities, please identify in the registration statement the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale. We note that you have not provided the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale by Stonehenge Capital Fund New York, LLC, GlobalNet Partners LP and Silicon Alley Ventures, LP.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. Please see pages 100 and 101 of Amendment No. 4.

5.	Please clarify whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. For selling shareholders that are affiliates of a broker-dealer, please disclose whether the sellers purchased the shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. Please see page 101 of Amendment No. 4.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 9, 2009

If you have any comments or questions to the foregoing responses or referenced revisions, please feel free to contact the undersigned at (212) 318-3384, Bill Stelwagon at (212) 318-3166 or Donald Ainscow at (212) 318-3358.

Very truly yours,

/s/ Warren J. Nimetz
Warren J. Nimetz

Enclosures

cc:	Michael F. Johnson, Esq., Staff Attorney
Jennifer Fugario, Staff Accountant
Mark Shannon, Staff Accountant
Tarek A. Sherif, Medidata Solutions, Inc.
Michael I. Otner, Esq., Medidata Solutions, Inc.
Paul Jacobs, Esq., Fulbright & Jaworski L.L.P.
William M. Stelwagon, Esq., Fulbright & Jaworski L.L.P.
Donald G. Ainscow, Esq., Fulbright & Jaworski L.L.P.